                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                         Data Systems & Software Inc.
                         ----------------------------
                               (Name of Issuer)

                        Common Stock, $0.01 par value
                       -------------------------------
                       (Title of Class of Securities)

                                  237887104
                                --------------
                                (CUSIP Number)

                              Mr. Yacov Kaufman
                   200 Route 17, Mahwah, New Jersey  07430
                ---------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              February 6, 1998
                            -------------------
           (Date of Event which Requires Filing of this Statement)

	If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box.  [ ]

	Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

	* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

	The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 30 Pages
PAGE

CUSIP No.:  237887104                 13D                  Page 2 of 30 Pages
-----------------------------------------------------------------------------

 1.	Name of reporting person:  Cummer/Moyers Holdings, Inc.

	IRS Identification No. of above person:  75-2354593

 2.	Check the appropriate box if a member	(a) [X]
        of a group                              (b) [ ]

 3.     SEC use only ________________________

 4.	Source of funds:  WC

 5.	Check box if disclosure of legal proceedings is required
        pursuant to Items 2(d) or 2(e)  [ ]

 6.	Citizenship or place of organization:  Texas


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.	Sole voting power: 0

 8.     Shared voting power:  210,000 shares

 9.	Sole dispositive power:  0

10.	Shared dispositive power:  402,000 shares

11.	Aggregate amount beneficially owned by each reporting person:
	402,000 shares

12.	Check box if the aggregate amount in Row (11) excludes certain shares:  [ ]

13.	Percent of class represented by amount in Row (11):  5.46%

14.	Type of reporting person:  CO

PAGE

CUSIP No.:  237887104                 13D                  Page 3 of 30 Pages
-----------------------------------------------------------------------------


 1.	Name of reporting person:  Cummer/Moyers Capital Advisors, Inc.

	IRS Identification No. of above person:  75-2681494

 2.	Check the appropriate box if a member	(a) [X]
        of a group                              (b) [ ]

 3.     SEC use only ________________________

 4.	Source of funds:  WC

 5.	Check box if disclosure of legal proceedings is required
        pursuant to Items 2(d) or 2(e)  [ ]

 6.	Citizenship or place of organization:  Texas


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.	Sole voting power:  0

 8.	Shared voting power: 0

 9.	Sole dispositive power:  0

10.	Shared dispositive power:  192,000 shares

11.	Aggregate amount beneficially owned by each reporting person:
	192,000 shares

12.	Check box if the aggregate amount in Row (11) excludes certain shares:  [X]

13.	Percent of class represented by amount in Row (11):  2.61%

14.	Type of reporting person:  IA

PAGE

CUSIP No.:  237887104                 13D                  Page 4 of 30 Pages
-----------------------------------------------------------------------------

 1.	Name of reporting person:  Cummer/Moyers Capital Partners, Inc.

	IRS Identification No. of above person:  75-2551678

 2.	Check the appropriate box if a member	(a) [X]
        of a group                              (b) [ ]

 3.     SEC use only ________________________

 4.	Source of funds:  WC

 5.	Check box if disclosure of legal proceedings is required
        pursuant to Items 2(d) or 2(e)  [ ]

 6.	Citizenship or place of organization:  Texas


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.     Sole voting power:  0

 8.     Shared voting power:  210,000 shares

 9.     Sole dispositive power:  0

10.     Shared dispositive power:  210,000 shares

11.	Aggregate amount beneficially owned by each reporting person:
	210,000 shares

12.	Check box if the aggregate amount in Row (11) excludes certain shares:  [X]

13.	Percent of class represented by amount in Row (11):  2.85%

14.	Type of reporting person:  CO

PAGE

CUSIP No.:  237887104                 13D                  Page 5 of 30 Pages
-----------------------------------------------------------------------------

 1.	Name of reporting person:  Jeffrey A. Cummer

	IRS Identification No. of above person:

 2.	Check the appropriate box if a member	(a) [X]
        of a group                              (b) [ ]

 3.     SEC use only ________________________

 4.	Source of funds:  PF

 5.	Check box if disclosure of legal proceedings is required
        pursuant to Items 2(d) or 2(e)  [ ]

 6.	Citizenship or place of organization:  United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.	Sole voting power:  1,800 shares

 8.	Shared voting power:  220,000 shares

 9.	Sole dispositive power:  1,800 shares

10.	Shared dispositive power:  412,000 shares

11.	Aggregate amount beneficially owned by each reporting person:
	413,800 shares

12.	Check box if the aggregate amount in Row (11) excludes certain shares:  [X]

13.	Percent of class represented by amount in Row (11):  5.62%

14.	Type of reporting person:  IN

PAGE

CUSIP No.:  237887104                 13D                  Page 6 of 30 Pages
-----------------------------------------------------------------------------

 1.	Name of reporting person:  Dwayne A. Moyers

	IRS Identification No. of above person:

 2.	Check the appropriate box if a member	(a) [X]
        of a group                              (b) [ ]

 3.     SEC use only ________________________

 4.	Source of funds:  PF

 5.	Check box if disclosure of legal proceedings is required
        pursuant to Items 2(d) or 2(e)  [ ]

 6.	Citizenship or place of organization:  United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.	Sole voting power:  11,600 shares

 8.	Shared voting power:  220,000 shares

 9.	Sole dispositive power:  11,600 shares

10.	Shared dispositive power:  412,000 shares

11.	Aggregate amount beneficially owned by each reporting person:
	423,600 shares

12.	Check box if the aggregate amount in Row (11) excludes certain shares:  [X]

13.	Percent of class represented by amount in Row (11):  5.75%

14.	Type of reporting person:  IN

PAGE

CUSIP No.:  237887104                 13D                  Page 7 of 30 Pages
-----------------------------------------------------------------------------

 1.	Name of reporting person:  Cummer/Moyers Holdings, Inc. Profit
        Sharing Plan

	IRS Identification No. of above person:  75-2625318

 2.	Check the appropriate box if a member	(a) [X]
        of a group                              (b) [ ]

 3.     SEC use only ________________________

 4.	Source of funds:  PF

 5.	Check box if disclosure of legal proceedings is required
        pursuant to Items 2(d) or 2(e)  [ ]

 6.	Citizenship or place of organization:  Texas


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.	Sole voting power: 10,000 shares

 8.	Shared voting power:  0

 9.	Sole dispositive power:  10,000 shares

10.	Shared dispositive power:  0

11.	Aggregate amount beneficially owned by each reporting person:
	10,000 shares

12.	Check box if the aggregate amount in Row (11) excludes certain shares:  [ ]

13.	Percent of class represented by amount in Row (11):  0.14%

14.	Type of reporting person:  EP

PAGE

                          DATA SYSTEMS & SOFTWARE INC.
                                 SCHEDULE 13D


ITEM 1.	Security and Issuer

	The class of securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of Data Systems & Software Inc., a Delaware corporation (the
"Issuer"), which has its principal executive offices located at 200 Route 17, Mahwah, New Jersey 07430.

ITEM 2.	Identity and Background

	This statement is being filed by the following beneficial owners of 425,400 (see Item 5) shares of Common Stock (approximate-ly 5.77%) of the total number of shares of Common Stock outstanding as of October 31, 1997 (collectively referred to as the "Reporting Persons"):

		Cummer/Moyers Holdings, Inc. ("Holdings") is a holding company incorporated on November 30, 1990 under the laws of the state of Texas and is principally engaged, through its wholly-owned subsidiary, Cummer/Moyers Securities, Inc., in the securities business. Holdings, through its other subsidiaries, also provides investment advisory and other financial services to its clients. The address of its principal business is 3417 Hulen Street, Fort Worth, Texas 76107.

		Cummer/Moyers Capital Partners, Inc. ("Capital Partners") is a Texas corporation which serves as the corporate general partner of Investors Strategic Partners I, Ltd., a Texas limited partnership which operates as an investment limited partnership, investing primarily in equity securities (the "Partnership"). As the corporate general partner of the Partnership, Capital Partners provides management services to the Partnership and in this capacity is responsible for investment decisions, portfolio management, and trading activities. Capital Partners is a wholly-owned subsidiary of Holdings. The address of its principal business is 3417 Hulen Street, Fort Worth, Texas 76107.

		Cummer/Moyers Capital Advisors, Inc. ("Advisors") is a Texas corporation which is engaged in the business of providing investment advisory services. Advisors is an investment advisor registered with the Securities and Exchange Commission and is also a wholly-owned subsidiary of Capital Partners. The address of its principal business is 3417 Hulen Street, Fort Worth, Texas 76107.

                               Page 8 of 30 Pages
PAGE

		Jeffrey A. Cummer ("Mr. Cummer"), whose business address is 3417 Hulen Street, Fort Worth, Texas 76107, serves as the President and a Director of Holdings and its subsid-iaries Cummer/Moyers Securities, Inc. ("Securities"), Capital Partners and Advisors. Mr. Cummer is also a general partner of Capital Partners. Mr. Cummer is a United States citizen.

		Dwayne A. Moyers ("Mr. Moyers"), whose business address is 3417 Hulen Street, Fort Worth, Texas 76107, serves as the Vice President, Secretary, Treasurer and a Director of Holdings and its subsidiaries Securities, Capital Partners and Advisors. Mr. Moyers is also a general partner of Capital Partners. Mr. Moyers is a United States citizen.

		The Cummer/Moyers Holdings Inc. Profit Sharing Plan (the "Plan") is the profit sharing plan established for the benefit of the employees of Holdings and its subsidiar-ies. Mr. Cummer and Mr. Moyers serve as trustees of the Plan.

	During the past five years, the Reporting Persons (Holdings, Capital Partners, Advisors, Mr. Cummer, Mr. Moyers and the Plan) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

	The affiliate of the Reporting Persons is as follows:

		Securities is a Texas corporation which is engaged in the securities brokerage business, and is a wholly-owned subsidiary of Holdings. Securities is registered as a broker/dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. Mr. Cummer and Mr. Moyers are the officers and directors of Securities. The address of its principal business is 3417 Hulen Street, Fort Worth, Texas 76107.

	During the past five years, Securities has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

                               Page 9 of 30 Pages
PAGE

	Attached hereto as Schedule 1 and incorporated by reference herein is a table setting forth each of the Reporting Persons, together with their respective addresses and beneficial ownership of the Common Stock.

	Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, each Reporting Person hereby expressly declares that the filing of this statement is not an admission that such Reporting Person is the beneficial owner of any shares of Common Stock other than those listed on Schedule 1 as being beneficially owned by such Reporting Person. The Reporting Persons disclaim beneficial ownership of 85,470 shares of Common Stock of the Issuer held in non-discretion-ary client accounts at Securities.

ITEM 3.	Source and Amount of Funds or Other Consideration

	Prior to July 1997, Mr. Cummer served as a registered princi-pal and branch manager of Investment Management and Research, Inc. ("IMR") and Mr. Moyers served as a registered representative of IMR. IMR is a wholly-owned subsidiary of Raymond James Financial, Inc., a Florida based holding company which offers a wide range of financial services to individual, corporate, governmental and institutional clients through its various subsidiaries. In these capacities Mr. Cummer and Mr. Moyers acquired approximately 176,750 shares of Common Stock on behalf of discretionary client accounts held by IMR. The source of funds used by Mr. Cummer and Mr. Moyers to acquire the 176,750 shares of Common Stock are funds contributed into the discretionary accounts by the account holders. Following the formation of Advisors and Securities by Holdings and the termination of Mr. Cummer's and Mr. Moyers' relationship with IMR in July 1997, these account holders transferred their discretionary client accounts to Securities and established an investment advisory relationship with Advisors. Advisors also purchased additional shares of Common Stock on behalf of various discretion-ary client accounts established at Securities. The 192,000 shares were acquired since December 1995 at prices ranging from $4.375 to $8.50 per share.

	The source of funds used by Capital Partners to acquire 210,000 shares of Common Stock on behalf of the Partnership are the capital contributions made by the limited partners to the Partner-ship. Capital Partners purchased the 210,000 shares in numerous separate transactions from December 29, 1995 to December 31, 1997 at prices ranging from $4.50 to $8.75 per share.

	The source of funds used by Mr. Cummer to acquire 1,800 shares of Common Stock was Mr. Cummer's personal funds. Mr. Cummer purchased the 1,800 shares in a single transaction on November 25, 1997 at a price of $5.125 per share for a total amount of $9,225.

                               Page 10 of 30 Pages
PAGE

	The source of funds used by Mr. Moyers to acquire 11,600 shares of Common Stock on behalf of the Dwayne A. Moyers IRA was Mr. Moyers' personal funds. Mr. Moyers, as the custodian of his IRA, purchased the 11,600 shares in eight separate transactions from December 28, 1995 to July 7, 1997 at prices ranging from $4.8661 to $7.50 per share for a total amount of approximately $68,844.

	The source of funds used by the Plan to acquire 10,000 shares of Common Stock was the contributions to the Plan made by the employees of Holdings and its subsidiaries. The Plan purchased the 10,000 shares in eight separate transactions from March 15, 1996 to June 13, 1997 at prices ranging from $5.00 to $6.625 per share for a total amount of approximately $55,876.

ITEM 4.	Purpose of Transaction

	As previously reported on Schedule 13D Amendment No. 1 filed with the Securities and Exchange Commission (the "SEC") on Jan-uary 13, 1998, as subsequently amended by Schedule 13D/A Amendment No. 1 filed with the SEC on February 11, 1998, Cummer/Moyers Holdings, Inc., Cummer/Moyers Capital Partners, Inc., Cummer/Moyers Capital Advisors, Inc., Jeffrey A. Cummer and Dwayne A. Moyers (collectively, the "Cummer/Moyers Group") on January 3, 1998, formed The Committee to Enhance Data Systems & Software Inc. Shareholder Value (the "Committee") in response to the Cummer/Moyers Group's concerns over the poor financial performance of the Issuer's operations and the poor performance of the Issuer's stock. On January 8, 1998, the Committee filed a preliminary consent solicitation statement and related form of consent (the "Consent Solicitation") with the SEC seeking, among other actions, the removal of the existing board of directors of the Issuer and the replacement thereof by the Committee's own nominees.

	On January 15, 1998, the Issuer commenced an action in the United Stated District Court for the District of New Jersey seeking to enjoin the Consent Solicitation initiated by the Committee (the "Litigation"). On February 4, 1998 the Committee advised the SEC of its intention to not proceed with the Consent Solicitation. On February 6, 1998, the Cummer/Moyers Group and the Issuer entered into a settlement agreement (the "Settlement Agreement") with respect to the Litigation, pursuant to which the Issuer agreed, among other matters, to:

		(i)	 dismiss the Litigation without prejudice;

		(ii)	 seek one or more qualified persons to serve as
independent outside directors on the board of directors of the Issuer; and

		(iii) create a compensation committee, consisting of three directors, the majority of which to be outside directors.

                               Page 11 of 30 Pages
PAGE

	In consideration of the Issuer's obligations under the Settlement Agreement, each member of the Cummer/Moyers Group agreed to:

		(i)	 terminate the Consent Solicitation; and

		(ii)	 vote for, and recommend to others to vote for, the
election of each of the 1998 nominees of the Issuer at the 1998
Annual Meeting of Shareholders of the Issuer.

Additionally, each member of the Cummer/Moyers Group agreed, among other matters, to certain standstill restrictions for a period of five years, including an agreement to not acquire any additional shares of stock of the Issuer and to not engage in any other proxy contests or consent solicitations. The Committee was terminated on February 9, 1998. A copy of the Settlement Agreement is attached hereto as Exhibit B and by reference made a part hereof.

	The Reporting Persons are holding the Common Stock of the Issuer for investment purposes only. In the future, the Reporting Persons may decide to sell part or all of their inventory of Common Stock of the Issuer.

	None of the Reporting Persons have any present plans or intentions which would result in or relate to any of the transac-tions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer

	The Reporting Persons beneficially own 425,400 shares of the class of securities identified in Item 1 which is 5.77% of such class of securities. The information contained in Schedule 1 hereto regarding the aggregate number and percentage of the class of securities identified in Item 1 beneficially owned by each Reporting Person is incorporated herein by reference.

	The Issuer reported on its Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 that it had 7,369,178 shares of Common Stock outstanding as of October 31, 1997. None of the Reporting Persons nor their affiliates have any options or warrants to purchase shares of Common Stock of the Issuer.

	The information contained in Schedule 1 hereto regarding the power to vote or dispose of securities identified in Item 1 beneficially owned by the Reporting Persons is incorporated herein by reference. All shares of Common Stock owned by a Reporting Person who is an individual is subject to such Reporting Person's sole power to vote and dispose of such shares of Common Stock. All voting and disposition decisions concerning shares of Common Stock owned by a Reporting Person that is a corporation will be made by the majority vote of the Board of Directors of such Reporting Person, except as provided below:

                               Page 12 of 30 Pages
PAGE

	Advisors has dispositive power, but not voting power, over 192,000 shares of Common Stock. These shares are held in various discretionary accounts and voting control over these shares has been retained by the discretionary account holders who have contracted with Advisors for investment advisory services. However, as the investment advisor with respect to the 192,000 shares held in such discretionary accounts, Advisors will be able to advise the account holders with respect to the voting of such shares. Advisors, however, has no existing arrangements or understanding, whether oral or written, with the account holders with respect to the voting of such shares and in particular with respect to the consent solicitation. Copies of the form of contracts for advisory services entered into by Advisors and the discretionary account holders are attached as Exhibits C-1, C-2 and C-3.

	The management and control of the Partnership is vested exclusively in Capital Partners, Mr. Cummer and Mr. Moyers as the general partners of the Partnership. In such capacities Capital Partners, Mr. Cummer and Mr. Moyers have voting and dispositive power over all securities acquired by the Partnership. A copy of the Investors Strategic Partners, I Ltd. Limited Partnership Agreement is attached hereto as Exhibit D and by refer-ence made a part hereof.

	 All voting and disposition decisions concerning shares of Common Stock owned by the Plan will be made by the trustees of the Plan, Mr. Cummer and Mr. Moyers.

	None of the Reporting Persons effected any transactions in shares of Common Stock of the Issuer within the sixty (60) days prior to the date of the event requiring the filing of this statement, except for:

9,200 shares acquired by Advisors on the open market at prices ranging from $4.375 to $4.50 per on December 31, 1997:

	12-31-97	bought 2,700 shares at $4.50
	12-31-97	bought 4,600 shares at $4.50
	12-31-97	bought 400 shares at $4.375
	12-31-97	bought 1,500 shares at $4.50

3,000 shares acquired by Capital Partners on the open market at $4.50 per share on December 31, 1997.


                               Page 13 of 30 Pages
PAGE

	The Reporting Persons know of no other person who has a right to receive or the power to direct receipt of dividends or proceeds from the sale of the securities of the Issuer that are the subject of this Schedule 13D.

	The Reporting Persons have not ceased to be subject to the reporting requirements of Schedule 13D during the period of this statement.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer

	Except as set forth below, there are no contracts, arrange-ments, understandings or relationships among the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer.

	Advisors has entered into agreements with Securities and its customers regarding the provision of discretionary investment advisory services on behalf of such customers. Pursuant to such agreements Advisors has the sole investment authority with regard to assets in such customer accounts, while voting control has been retained by the holders of such accounts. See Exhibits C-1, C-2 and C-3.

	Capital Partners serves as the corporate general partner of the Partnership, and Mr. Cummer and Mr. Moyers serve as the individual general partners of the Partnership. In these capaci-ties, Capital Partners, Mr. Cummer and Mr. Moyers have the sole and exclusive right to buy and sell securities on behalf of the Partnership and to vote same. Capital Partners', Mr. Cummer's and Mr. Moyers' authority is set forth in the Limited Partnership Agreement. See Exhibit D.

ITEM 7.	Material to be Filed as Exhibits

	Except as set forth below, there are no exhibits required to be filed as part of this Schedule 13D.

	Exhibit A		Joint Acquisition Statement (incorporated
                                herein by reference to Exhibit A to the
                                Reporting Persons' Schedule 13D/A (Amendment
                                No. 1) filed with the Securities and Exchange
                                Commission on February 11, 1998)

	Exhibit B		Settlement Agreement

                               Page 14 of 30 Pages
PAGE

        Exhibit C-1             Cummer/Moyers Capital Advisors
				Cummer/Moyers Securities
				Platinum Account (incorporated herein by reference to Exhibit B-1 to the Reporting
                                Persons' Schedule 13D/A (Amendment No. 1) filed with the Securities and Exchange
                                Commission on February 11, 1998)

        Exhibit C-2             Cummer/Moyers Capital Advisors, Inc.
				Cummer/Moyers Securities
				Managed Account Service Agreement (incorporat-ed herein by reference to Exhibit B-2 to the Reporting Persons' Schedule 13D/A (Amendment
                                No. 1) filed with the Securities and Exchange
                                Commission on February 11, 1998)

        Exhibit C-3             Cummer/Moyers Capital Advisors
				Cummer/Moyers Securities
				Managed Investment Program Agreement (incorpo-rated herein by reference to Exhibit B-3 to the Reporting Persons' Schedule 13D/A (Amend-ment No. 1) filed with the Securities and Exchange Commission on February 11, 1998)

	Exhibit D		Investors Strategic Partners I, Ltd. Limited
                                Partnership Agreement (incorporated herein by reference to Exhibit C to the Reporting
                                Persons' Schedule 13D/A (Amendment No. 1) filed with the Securities and Exchange
                                Commission on February 11, 1998)

                               Page 15 of 30 Pages
PAGE

                                    SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        CUMMER/MOYERS HOLDINGS, INC.


Dated:  February 11, 1998		/s/ Jeffrey A. Cummer
                                        ---------------------
                                        Jeffrey A. Cummer, President


Dated:  February 11, 1998		/s/ Dwayne A. Moyers
                                        --------------------
                                        Dwayne A. Moyers, Vice President,
                                        Secretary and Treasurer

                                        CUMMER/MOYERS CAPITAL ADVISORS, INC.


Dated:  February 11, 1998		/s/ Jeffrey A. Cummer
                                        ---------------------
                                        Jeffrey A. Cummer, President


Dated:  February 11, 1998		/s/ Dwayne A. Moyers
                                        --------------------
                                        Dwayne A. Moyers, Vice President,
                                        Secretary and Treasurer

                                        CUMMER/MOYERS CAPITAL PARTNERS, INC.


Dated:  February 11, 1998		/s/ Jeffrey A. Cummer
                                        ---------------------
                                        Jeffrey A. Cummer, President


Dated:  February 11, 1998		/s/ Dwayne A. Moyers
                                        --------------------
                                        Dwayne A. Moyers, Vice President,
                                        Secretary and Treasurer


Dated:  February 11, 1998		/s/ Jeffrey A. Cummer
                                        ---------------------
                                        Jeffrey A. Cummer


Dated:  February 11, 1998		/s/ Dwayne A. Moyers
                                        --------------------
                                        Dwayne A. Moyers

                                        CUMMER/MOYERS HOLDINGS, INC. PROFIT
						SHARING PLAN


Dated:  February 11, 1998		/s/ Jeffrey A. Cummer
                                        ---------------------
                                        Jeffrey A. Cummer, Trustee


Dated:  February 11, 1998		/s/ Dwayne A. Moyers
                                        --------------------
                                        Dwayne A. Moyers, Trustee


                               Page 16 of 30 Pages
PAGE

                                EXHIBIT INDEX

Exhibit              Document
-------              --------
B                    Settlement Agreement



                               Page 17 of 30 Pages
PAGE

                                  Schedule 1
                  Reporting Persons and Beneficial Ownership

                              Address of
                               Principal         Principal        Amount
      Name of               Business Office      Business or   Beneficially      Percent
  Reporting Person           or Residence        Occupation       Owned         of Class
---------------------      --------------------  ----------    ------------     --------
Cummer/Moyers Holdings,    3417 Hulen Street
Inc.                       Fort Worth, TX 76107     (1)           402,000 (2)    5.46%

Cummer/Moyers Capital      3417 Hulen Street
Advisors, Inc.             Fort Worth, TX 76107     (3)           192,000 (4)    2.61%

Cummer/Moyers Capital      3417 Hulen Street
Partners, Inc.             Fort Worth, TX 76107     (5)           210,000 (6)    2.85%

Jeffrey A. Cummer          3417 Hulen Street
                           Fort Worth, TX 76107     (7)           413,800 (8)    5.62%

Dwayne A. Moyers           3417 Hulen Street
                           Fort Worth, TX 76107     (9)           423,600 (10)   5.75%

Cummer/Moyers Holdings,    3417 Hulen Street
Inc. Profit Sharing Plan   Fort Worth, TX 76107     (11)           10,000 (12)   0.14%


                                                 Number of Shares as
                                              to Which Such Person Has
                             -----------------------------------------------------------
                             Sole Power       Shared         Sole Power     Shared Power
                             to Vote or      Power to        to Dispose      to Dispose
       Name of               to Direct      Vote or to      or to Direct    or to Direct
   Reporting Person            Vote         Direct Vote      Disposition     Disposition
----------------------       ----------     -----------     ------------    ------------
Cummer/Moyers Holdings,
Inc.                                0         210,000                0         402,000

Cummer/Moyers Capital
Advisors, Inc.                      0               0                0         192,000

Cummer/Moyers Capital
Partners, Inc.                      0         210,000                0         210,000

Jeffrey A. Cummer               1,800         220,000            1,800         412,000

Dwayne A. Moyers               11,600         220,000           11,600         412,000

Cummer/Moyers Holdings,
Inc. Profit Sharing Plan       10,000               0           10,000               0



1	Cummer/Moyers Holdings, Inc. ("Holdings") is principally
        engaged, through its wholly-owned subsidiary, Cummer/Moyers Securities, Inc. ("Securities"), in the securities business, and through its other subsidiaries also provides investment advisory and other financial services to its clients.

2	Includes 192,000 shares held in discretionary accounts of
        clients of Securities, regarding which Cummer/Moyers Capital Advisors, Inc. ("Advisors") has shared dispositive powers; and 210,000 shares owned by Investors Strategic Partners I, Ltd., a Texas limited partnership (the "Partnership"), which operates as an investment limited partnership, investing primarily in equity securities, over which Cummer/Moyers Capital Partners, Inc. ("Partners"), Jeffrey A. Cummer and Dwayne A. Moyers have shared voting and dispositive powers as the general partners of the Partnership. As the sole shareholder of Advisors and Partners, Holdings is deemed to have shared voting and/or dispositive powers regarding the shares over which its subsidiaries exercise such powers.

3	Cummer/Moyers Capital Advisors, Inc. is engaged in the
        business of providing investment advisory services.


                               Page 18 of 30 Pages
PAGE

4	Represents 192,000 shares held in discretionary accounts of
        clients of Securities, regarding which Advisors has shared dispositive powers. Voting control over these shares has been retained by the discretionary account holders who have contracted with Advisors for investment advisory services.

5	Cummer/Moyers Capital Partners, Inc. serves as the corporate general partner of the Partnership.

6	Represents 210,000 shares owned by the Partnership, over
        which Partners, Mr. Cummer and Mr. Moyers have shared voting and dispositive powers as the general partners of the Partnership.

7	Jeffrey A. Cummer serves as the President and a Director of
        Cummer/Moyers Holdings, Inc. and its subsidiaries
        Cummer/Moyers Securities, Inc., Cummer/Moyers Capital
        Partners, Inc. and Cummer/Moyers Capital Advisors, Inc.

8	Includes 1,800 shares owned of record over which Mr. Cummer
        has sole voting and dispositive powers; 192,000 shares held in discretionary accounts of clients of Securities regarding which Advisors has shared dispositive powers and regarding which Mr. Cummer has shared dispositive powers as a director and officer of Advisors; 210,000 shares owned by the Partnership regarding which Mr. Cummer has shared voting and dispositive powers as a director and officer of Partners, the corporate general partner of the Partnership, and as an individual general partner of the Partnership; and 10,000 shares held by the Cummer/Moyers Holdings, Inc. Profit Sharing Plan (the "Plan") regarding which Mr. Cummer has shared voting and dispositive powers as a trustee of the Plan.

9	Dwayne A. Moyers serves as the Vice President, Secretary,
        Treasurer and a Director of Cummer/Moyers Holdings, Inc. and its subsidiaries Cummer/Moyers Securities, Inc.,
        Cummer/Moyers Capital Partners, Inc. and Cummer/Moyers
        Capital Advisors, Inc.

10	Includes 11,600 shares owned by the IRA for Dwayne A. Moyers regarding which Mr. Moyers has sole voting and dispositive powers; 192,000 shares held in discretionary accounts of clients of Securities regarding which Advisors has shared dispositive powers and regarding which Mr. Moyers has shared dispositive powers as a director and officer of Advisors; 210,000 shares owned by the Partnership regarding which Mr. Moyers has shared voting and dispositive powers as a director and officer of Partners, the corporate general partner of the Partnership, and as an individual general partner of the Partnership; and 10,000 shares held by the Plan regarding which Mr. Moyers has shared voting and dispositive powers as a trustee of the Plan.

11	The Cummer/Moyers Holdings Inc. Profit Sharing Plan is the
        profit sharing plan established for the benefit of the employees of Cummer/Moyers Holdings, Inc. and its subsidiaries.

12	Represents 10,000 shares owned by employees of Cummer/Moyers
        Holdings, Inc. and its subsidiaries over which the Plan has sole voting and dispositive powers.


                               Page 19 of 30 Pages
PAGE

                                   EXHIBIT B

                              SETTLEMENT AGREEMENT



	SETTLEMENT AGREEMENT, dated this 6th day of February, 1998 ("Agreement"), by and among Jeffrey A. Cummer, Dwayne A. Moyers, Cummer/Moyers Capital Advisors, Inc., Cummer/Moyers Capital Partners, Inc., Cummer/Moyers Holdings, Inc. Profit Sharing Plan, Cummer/Moyers Holdings, Inc., Cummer/Moyers Securities, Inc., IRA for Dwayne A. Moyers and The Committee to Enhance Data Systems & Software Inc. Stockholder Value (the foregoing individuals and entities being collectively referred to herein as the "Cummer/Moyers Group"); and Data Systems & Software Inc., a Delaware corporation (the "Company").

	WHEREAS, the Cummer/Moyers Group has publicly stated that it intends to seek consents from stockholders of the Company for the purposes of attempting to remove the incumbent Board of Directors (the "Board"), electing nominees of their choosing and amending certain of the Company's By-laws (the "Consent Solicitation"), and has taken certain actions in furtherance thereof;

	WHEREAS, the Company commenced an action entitled Data Systems & Software Inc. v. Moyers, et al. against the members of the Cummer/Moyers Group in the United States District Court for the
District of New Jersey (the "Pending Litigation"); and

	WHEREAS, the Company and the members of the Cummer/Moyers Group have determined that the interests of the Company and its stockholders, and the interests of the members of the Cummer/Moyers Group, would best be served by (i) avoiding the substantial expense and disruption that could be expected to result from the Consent Solicitation and the Pending Litigation, (ii) terminating the Pending Litigation against the members of the Cummer/Moyers Group as provided herein, and (iii) the receipt of other agreements, covenants, rights and benefits as provided herein.

	NOW, THEREFORE, in consideration of the foregoing and the mutual agreements and representations set forth herein, intending to be legally bound hereby, the parties hereby agree as follows:


	1.	Settlement of Pending Litigation; Board Composition;
Related Matters.

		(a)	As promptly as practicable after the execution of
this Agreement, the Company shall take all steps necessary to dismiss the Pending Litigation without prejudice and without costs or expenses. The Company agrees that (i) it will not, prior to the Termination Date (as such term is defined in paragraph 2(a) hereof), reinstitute against any members of the Cummer/Moyers Group or against any of the persons nominated by the Cummer/Moyers Group to stand for election to the Board in the Consent Solicitation, any of the claims made in the Pending Lawsuit and (ii) following the Termination Date the Pending Lawsuit will be dismissed with prejudice.


PAGE

		(b)	The IRA for Dwayne A. Moyers, a member of the
Cummer/Moyers Group, hereby revokes the Written Consent of Stock-holder to Action Without a Meeting dated January 7, 1998 submitted to the Company by CEDE & Co. on its behalf, and the Cummer/Moyers Group hereby terminates the Consent Solicitation.

		(c)	The Company and the members of the Cummer/Moyers
Group hereby agree that the Company may nominate such persons as it deems appropriate to stand for election to the Board at the Company's 1998 Annual Meeting (the "1998 Annual Meeting"). The
Company has informed the Cummer/Moyers Group that it has been seeking, and will continue to seek, one or more persons who are not currently serving on the Board, with appropriate qualifications, to serve on the Board as independent outside directors, and that if such person or persons are selected prior to the time the Company selects its nominees to stand for election to the Board at the 1998 Annual Meeting, such person or persons will also be nominees. The persons nominated by the Company to stand for election to the Board in accordance with this paragraph 1(c) are referred to herein as the "1998 Nominees." The 1998 Nominees shall serve on the Board for a term expiring at the Company's 1999 Annual Meeting of Stock-holders and until their respective successors shall have been duly elected and qualified.

		(d)	The members of the Cummer/Moyers Group and their
Affiliates and Associates (as such terms are hereinafter defined), and the Company shall support and recommend that the Company's stockholders vote for the election of each of the 1998 Nominees at the 1998 Annual Meeting, and the members of the Cummer/Moyers Group shall vote, and shall cause their respective Affiliates and Associates to vote, all shares of the Company's Common Stock (the "Common Stock") which they are entitled to vote at the 1998 Annual Meeting in favor of the election of each of the 1998 Nominees.

		(e)	At the first meeting of the Board following the
certification of the vote of the election of directors at the 1998 Annual Meeting, the Board shall create a Compensation Committee of the Board, consisting of three directors, at least two of whom shall be directors who are not employees of the Company.

	2.	Certain Covenants.

		(a)	The covenants and agreements contained in this
paragraph 2 shall terminate on the fifth anniversary of the date hereof (the "Termination Date").

		(b)	Each member of the Cummer/Moyers Group jointly and
severally agrees that during the period commencing on the date

                                    -2-
PAGE
hereof and ending on the Termination Date, without the prior written consent of the Board specifically expressed in a resolution adopted by a majority vote of the full membership of the Board, they will not, and will cause each of their Affiliates and Associ-ates not to, directly or indirectly:

			(i)	acquire, offer or propose to acquire, or
                agree to acquire (except by way of stock dividends or other distributions or offerings made available to holders of Voting Securities (as such term is hereinafter defined) generally, provided that any such securities so received shall be subject to the provisions hereof), directly or indirectly, whether by purchase, tender or exchange offer, through the acquisition of control of another Person (as hereinafter defined), by joining a partnership, limited partnership, syndicate or other "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) or otherwise, any Voting Securities;

			(ii)	engage, or in any way participate, directly
                or indirectly, in any "solicitation" (as such term is used in the proxy rules of the Securities and Exchange Commission (the "SEC")) of proxies or consents (whether or not relating to the election or removal of directors), seek to advise, encourage or influence any Person with respect to the voting of any Voting
                Securities, initiate, propose or otherwise "solicit" (as such term is used in the proxy rules of the SEC) stockholders of the Company for the approval of stockholder proposals whether made pursuant to Rule 14a-
                8 under the Exchange Act or otherwise, induce or attempt to induce any other Person to initiate any such stockholder proposal, or otherwise communicate with the Company's stockholders or others pursuant to Rule 14a-1(l)(2)(iv) under the Exchange Act;

			(iii)	seek, propose or make any public statements
                with respect to, any merger, consolidation, business combination, tender or exchange offer, sale or purchase of assets, sale or purchase of securities, dissolution, liquidation, restructuring, recapitalization or similar transactions involving the Company or any of its Affili-ates;

			(iv)	form, join or in any way participate in any
                "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any Voting Securities, other than the "group" identified in a Schedule 13D filed with the SEC on December 18, 1997, as amended as of the date hereof, by members of the Cummer/Moyers
                Group;

                                    -3-
PAGE

			(v)	deposit any Voting Securities in any voting
                trust or subject any Voting Securities to any arrangement or agreement with respect to the voting of any Voting Securities, except as specifically set forth in paragraph 1(d) hereof;

			(vi)	otherwise act, alone or in concert with
                others, to control or seek to control or influence or seek to influence the management, the Board or policies of the Company;

			(vii)	seek, alone or in concert with others, (a)
                to call a meeting of stockholders, (b) representation on the Board, or (c) the removal of any member of the Board;

			(viii)	make any publicly disclosed proposal or
                enter into any discussion regarding any of the foregoing, or make any proposal, statement or inquiry, or disclose any intention, plan or arrangement (whether written or oral) inconsistent with the foregoing, or make or disclose any request to waive or terminate any provision of this Agreement; or

			(ix)	take or cause or induce others to take any
                action inconsistent with any of the foregoing.

	3.	Representations and Warranties of the Cummer/Moyers
Group.

	The members of the Cummer/Moyers Group jointly and severally represent and warrant as follows:

		(a)	Each member of the Cummer/Moyers Group has the
power and authority to execute, deliver and carry out the provisions of this Agreement and to consummate the transactions contemplated hereby.

		(b)	This Agreement has been duly and validly
authorized, executed, and delivered by each member of the Cummer/Moyers Group, constitutes a valid and binding obligation of each such member, and is enforceable in accordance with its terms.

		(c)	The members of the Cummer/Moyers Group, together
with their Affiliates and Associates, beneficially own, directly or indirectly, an aggregate of 425,400 shares of Common Stock of the Company as set forth by beneficial owner and amount on Schedule A hereto and such shares of Common Stock constitute all of the Voting Securities of the Company beneficially owned by the members of the Cummer/Moyers Group and their Affiliates and Associates.

                                    -4-
PAGE

	4.	Representations and Warranties of the Company.  The
Company hereby represents and warrants as follows:

		(a)	The Company has the corporate power and authority
to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

		(b)	This Agreement has been duly and validly
authorized, executed and delivered by the Company and constitutes a valid and binding agreement of the Company, enforceable in accordance with its terms.

	5.	Specific Performance.  Each of the members of the
Cummer/Moyers Group and the Company, acknowledges and agrees that irreparable injury to the other parties hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be compensable in damages. It is accordingly agreed that each party hereto (the "Moving Party") shall be entitled to specific enforcement of the terms hereof and the other parties hereto will not take action, directly or indi-rectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity.

	6.	Retraction of Certain Statements.  The members of the
Cummer/Moyers Group hereby retract any statements contained in their public filings or otherwise which in any way may be construed as alleging improper or unlawful conduct on the part of any officers, directors, employees or agents of the Company.

	7.	Expenses.  Concurrently with the execution of this
Agreement, the Cummer/Moyers Group is reimbursing the Company for a portion of the Company's out-of-pocket expenses incurred in connection with the Consent Solicitation, the Pending Litigation and the negotiation and execution of this Agreement, in the amount of $20,000.

	8.	No Waiver.  Any waiver by any party hereto of a breach
of any provision of this Agreement shall not operate as or be con-strued to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of any party hereto to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

	9.	Certain Definitions.  As used in this Agreement, (a) the
term "Person" shall mean any individual, partnership, corporation,


                                    -5-
PAGE
group, syndicate, trust, government or agency thereof, or any other association or entity; (b) the terms "Affiliates" and "Associates" shall have the meanings set forth in Rule 12b-2 under the Exchange Act and shall include persons who become Affiliates or Associates of any Person subsequent to the date hereof; and (c) the term "Voting Securities" shall mean the shares of Common Stock and any other securities of the Company entitled to vote in the election of directors, or securities convertible into, or exercisable or exchangeable for, such Common Stock or other securities, whether or not subject to the passage of time or other contingencies.

	10.	Successors and Assigns.  All the terms and provisions of
this Agreement shall inure to the benefit of and shall be enforce-able by the successor and assigns of the parties hereto.

	11.	Survival of Representations.  All representations,
warranties and agreements made by the parties in this Agreement or pursuant hereto shall survive the date hereof.

	12.	Entire Agreement; Amendments.  This Agreement contains
the entire understanding of the parties hereto with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings other than those expressly set forth herein, except as may otherwise be agreed to in writing among the parties. This Agreement may be amended only by a written instrument duly executed by the parties hereto or their respective successors or assigns.

	13.	Headings.  The section headings contained in this
Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

	14.	Notices.  All notices, requests, claims, demands and
other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given if so given) by hand delivery, cable, telecopy or telex, or by mail (registered or certified, postage prepaid, return receipt requested) to the respective parties hereto as follows:

	If to the Company:		Data Systems & Software Inc.
                                        200 Route 17
                                        Mahwah, New Jersey  07430
                                        Attention:  George Morgenstern,
                                                    Chairman, President and
                                                    Chief Executive Officer
                                        Telecopy:   201/529-8330

	with copies to:			Ehrenreich Eilenberg Krause
                                           & Zivian LLP
                                        300 East 42nd Street
                                        New York, New York  10017
                                        Attention:  Sheldon Krause, Esq.
                                        Telecopy:   212/986-2399

                                    -6-
PAGE
                                        and

                                        Skadden, Arps, Slate, Meagher
                                           & Flom LLP
                                        919 Third Avenue
                                        New York, New York  10022
                                        Attention:  Daniel E. Stoller, Esq.
                                        Telecopy:   212/735-2000

        If to the
          Cummer/Moyers Group:          Cummer/Moyers Holdings, Inc.
                                        3417 Hulen Street
                                        Fort Worth, Texas  76107
                                        Attention:  Jeffrey A. Cummer
                                                    and Dwayne A. Moyers
                                        Telecopy:   817/763-5559

	with a copy to:			Tracy & Holland, L.L.P.
                                        306 West Seventh Street, Suite 500
                                        Fort Worth, Texas  76102-4982
                                        Attention:  Margaret E. Holland, Esq.
                                        Telecopy:  817/332-3140

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

	15.	Governing Law.  This Agreement shall be governed by and
construed and enforced in accordance with the laws of the State of New Jersey without reference to the conflict of laws principles thereof.

	16.	Counterparts.  This Agreement may be executed in
counterparts, each of which shall be an original, but each of which together shall constitute one and the same Agreement.

	17.	Cummer/Moyers Group Representative.  Each member of the
Cummer/Moyers Group hereby irrevocably appoints Dwayne A. Moyers as such member's attorney-in-fact and representative (the "Representa-tive"), in such member's place and stead, to do any and all things and to execute any and all documents and give and receive any and all notices or instructions in connection with this Agreement and the transactions contemplated hereby. The Company shall be entitled to rely, as being binding on each member of the Cummer/Moyers Group, upon any action taken by the Representative or upon any document, notice, instruction or other writing given or executed by the Representative.

                                    -7-
PAGE

	18.	No Admission.  Nothing contained herein shall constitute
an admission by any party hereto of liability or wrongdoing.

	IN WITNESS WHEREOF, and intending to be legally bound hereby, each of the undersigned parties has executed or caused this Agreement to be executed on the date first above written.

                                       DATA SYSTEMS & SOFTWARE INC.



                                       By:/s/ George Morgenstern
                                          ----------------------
                                          Name:
                                          Title:



                                          /s/ Jeffrey A. Cummer
                                          ---------------------
                                          JEFFREY A. CUMMER



                                          /s/ Dwayne A. Moyers
                                          --------------------
                                          DWAYNE A. MOYERS


                                          CUMMER/MOYERS CAPITAL ADVISORS, INC.



                                          By:/s/ Dwayne A. Moyers
                                             --------------------
                                             Name:
                                             Title:


                                          CUMMER/MOYERS CAPITAL PARTNERS, INC



                                          By:/s/ Dwayne A. Moyers
                                             --------------------
                                             Name:
                                             Title:

                                    -8-
PAGE

                                          CUMMER/MOYERS HOLDINGS, INC. PROFIT
						SHARING PLAN



                                          By:/s/ Dwayne A. Moyers
                                             --------------------
                                             Name:
                                             Title:


                                          CUMMER/MOYERS HOLDINGS, INC



                                          By:/s/ Dwayne A. Moyers
                                             --------------------
                                             Name:
                                             Title:


                                          CUMMER/MOYERS SECURITIES, INC.



                                          By:/s/ Dwayne A. Moyers
                                             --------------------
                                             Name:
                                             Title:


                                          IRA FOR DWAYNE A MOYERS



                                          By:/s/ Dwayne A. Moyers
                                             --------------------
                                             Name:
                                             Title:


                                          THE COMMITTEE TO ENHANCE DATA
                                                SYSTEMS & SOFTWARE INC.
                                                STOCKHOLDER VALUE



                                          By:/s/ Dwayne A. Moyers
                                             --------------------
                                             Name:
                                             Title:

                                    -9-
PAGE

                                SCHEDULE A

	Summary of Beneficial Ownership of Shares of Common Stock
                        of Data Systems & Software Inc.


                                          Amount
                                       Beneficially     Percent
        Beneficial Owner                  Owned        of Class(1)
        ----------------               ------------    -----------
Jeffrey A. Cummer                       413,800(2)       5.62%
Dwayne A. Moyers                        423,600(3)       5.75%
Cummer/Moyers Capital Advisors, Inc.    192,000(4)       2.61%
Cummer/Moyers Capital Partners, Inc.    210,00(5)        2.85%
Cummer/Moyers Holdings, Inc. Profit
    Sharing Plan                         10,000(6)       0.14%
Cummer/Moyers Holdings, Inc.                  0             0
Cummer/Moyers Securities, Inc.                0             0
IRA for Dwayne A. Moyers                 11,600(7)       0.16%
The Committee to Enhance Data Systems
    & Software Inc. Stockholder Value         0             0


1	Based on 7,369,178 shares of common stock of Data Systems &
        Software Inc. outstanding as of October 31, 1997.

2	Includes 1,800 shares owned of record over which Mr. Cummer has sole voting and dispositive powers; 192,000 shares held in discretionary accounts of clients of Cummer/Moyers Securities, Inc. ("Securities") regarding which Cummer/Moyers Capital Advisors, Inc. ("Advisors") has shared dispositive powers and regarding which Mr. Cummer has shared dispositive powers as a director and officer of Advisors; 210,000 shares owned by Investors Strategic Partners I, Ltd. (the "Partnership") regard-ing which Mr. Cummer has shared voting and dispositive powers as a director and officer of Cummer/Moyers Capital Partners, Inc. ("Partners"), the corporate General Partner of the Partnership, and as an individual General Partner of the Partnership; and 10,000 shares held by the Cummer/Moyers Holdings, Inc. Profit Sharing Plan (the "Plan") regarding which Mr. Cummer has shared voting and dispositive powers as a trustee of the Plan.


PAGE

3	Includes 11,600 shares owned by the IRA for Dwayne A. Moyers regarding which Mr. Moyers has sole voting and dispositive powers; 192,000 shares held in discretionary accounts of clients of Securities regarding which Advisors has shared dispositive powers and regarding which Mr. Moyers has shared dispositive powers as a director and officer of Advisors; 210,000 shares owned by the Partnership regarding which Mr. Moyers has shared voting and dispositive powers as a director and officer of Partners, the corporate General Partner of the Partnership, and as an individual General Partner of the Partnership; and 10,000 shares held by the Plan regarding which Mr. Moyers has shared voting and dispositive powers as a trustee of the Plan.

4	Represents 192,000 shares held in discretionary accounts of
        clients of Securities, regarding which Advisors has shared dispositive powers. Voting control over these shares has been retained by the discretionary account holders who have contract-ed with Advisors for investment advisory services.

5	Represents 210,000 shares owned by the Partnership, over which
        Partners, Cummer and Moyers have sole voting and dispositive powers as the General Partners of the Partnership.

6	Represents 10,000 shares owned by employees of Cummer/Moyers
        Holdings, Inc. and its subsidiaries over which the Plan has sole voting and dispositive powers.

7	Dwayne A. Moyers has sole voting and dispositive powers regard-
        ing the shares owned by the IRA for Dwayne A. Moyers.